Filed Pursuant to Rule 424(b)(3)
Registration No. 333-235443

GOLDMAN SACHS REAL ESTATE DIVERSIFIED INCOME FUND

(the “Fund”)

Class A Shares, Class C Shares, Class I Shares, Class L Shares, Class W Shares and Class P Shares

Supplement dated August 17, 2022 to the

Prospectuses and Statement of Additional Information (“SAI”), each dated January 28, 2022, as supplemented to date

Effective at the close of business on August 17, 2022 (the “Effective Date”), Alicia Li will no longer serve as a portfolio manager for the Fund. Additionally, as of the close of business on the Effective Date, Abhinav Zutshi and John Papadoulias will begin serving as portfolio managers for the Fund. In addition, Collin Bell no longer serves as a portfolio manager for the Fund as of August 3, 2022. Timothy Ryan, Sean Brenan and Kristin Kuney will continue to serve as portfolio managers for the Fund.

Accordingly, as of the close of business on the Effective Date, all references to Ms. Li in her capacity as a portfolio manager to the Fund in the Prospectuses and SAI are deleted in their entirety.

The following rows are added to the table under the “Investment Team” subsection of the “Management of the Fund” section of the Prospectuses:

Name and Title	Fund Responsibility	Years Primarily Responsible	Five Year Employment History
John Papadoulias Vice President	Portfolio Manager— Goldman Sachs Real Estate Diversified Income Fund	Since 2022	Mr. Papadoulias joined the Investment Adviser in April 2019. Prior to joining the Investment Adviser, Mr. Papadoulias was a partner at Rocaton Investment Advisors.
Abhinav Zutshi, CFA Vice President	Portfolio Manager— Goldman Sachs Real Estate Diversified Income Fund	Since 2022	Mr. Zutshi joined the Investment Adviser in April 2009.

This Supplement should be retained with your Prospectuses and SAI for future reference.

GSREDIFSTK 08-22